Filed by: Terex Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: REV Group, Inc.

Commission File No. 1-37999

Date: October 30, 2025

The following communication was sent by Simon A. Meester, President and Chief Executive Officer of Terex, to employees of Terex on October 30, 2025.

Message from Simon
October 30, 2025

Hi, everyone,

Today, Terex announced that we have signed an agreement to merge our Company with REV Group, a leading North American manufacturer of specialty vehicles such as fire trucks and ambulances. This is obviously a big announcement, so I wanted to send you a quick video message today to explain the rationale, what it means for our shareholders, our customers, and our team members, and what is going to happen next.

Much like our acquisition of ESG, this transaction will move us closer to becoming a larger, stronger, and less cyclical company – a predictable performer in charge of its own destiny, which is, as I have been sharing with you these past few years, what all stakeholders including our team members have been looking for. When the transaction closes, the combined Company is anticipated to have an enterprise value of about $8 billion. We expect to close the transaction in the first half of 2026, subject to regulatory approvals and votes by each company’s shareholders. After that, Terex shareholders will own 58% of the new Company, and REV Group shareholders will own 42%.

So, who is REV Group, and what do they do?

REV Group designs and manufactures a wide range of fire trucks and ambulances to support first responders, as well as other types of vehicles, like recreational vehicles. More than 200,000 of their vehicles are in service today, almost all in the United States. The company’s purpose is, “We Make Vehicles for Life,” and their mission is to support first responders with the vehicles they need to do their jobs safely and effectively.

REV Group operates across the United States with 19 brands serving multiple end-markets. Its focus on helping improve people’s lives sounds a lot like our own purpose at Terex. Besides strong alignment on purpose, we also expect that there will be a good cultural fit for both companies. We run our companies in a similar way, have similar ambitions, and a similar focus on people and talent.

With this merger, we believe the Genie business will benefit from new ownership.

We believe, I believe, that Genie is a very strong business, with strong talent, a strong and promising strategy, and a very bright future. We know there are many who would love to have the opportunity to own a company as desirable as Genie. I truly believe this will be a win-win for everyone. We will undertake a review to find the optimal ownership structure for Genie. This could include a sale or spinning it off as a stand-alone business.

As all of you know, I spent several years working with Genie, and I have a strong personal belief in the business and its team members. Genie has been an industry leader for almost 60 years, more than half of that as a stand-alone company. The business has an outstanding team and a strong brand, strong reputation, strong culture, and a strong manufacturing footprint, and I am confident this will be a great opportunity for the Genie business, its leadership, and its team members.

I’d like to close by sharing some more about REV Group. Like Terex, REV Group is known for innovation, which has made them pioneers in new and advanced products that lead their industries.

Originally named Allied Specialty Vehicles, the company was founded in 2006, although some of their products have been around for as many as 50 years. They renamed the company in 2017 when they changed owners and went public. Their headquarters are in Brookfield, Wisconsin, and they have operations in 14 locations across the United States, which from Day 1 will significantly increase our North American manufacturing footprint.

We have very exciting times ahead. I want to repeat, nothing will change until the transaction closes. This means “business as usual” for the next several months. I know you will have questions as we move forward. We will be giving you updates, and I will continue to send out my personal monthly video.

That’s it for now. A lot to digest. But exciting times for all of us as we continue to build a stronger company, and stronger ownership structures for ALL of our team members. Thank you for everything you do, and I’ll talk to you again soon.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about REV Group Inc.’s (“REV Group”), Terex Corporation’s (“Terex”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “will,” “creates,” “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between REV Group and Terex (the “Transaction”), including realization of synergies, low capital intensity, attractive leverage position, efficient cost base, predictability of earnings, future financial and operating results and free cash flow and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between REV Group and Terex; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which REV Group and Terex operate; any failure to promptly and effectively integrate the businesses of REV Group and Terex; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of REV Group’s or Terex’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; Terex’s issuance of additional shares of its capital stock in connection with the Transaction; the risk that Terex’s exploration of strategic options to exit its Aerials segment may not be successful or that any transaction entered into with respect to Terex’s Aerials segment is not on favorable terms; and the diversion of management’s attention and time to the Transaction and the exploration of strategic options with respect to the Terex Aerials segment and from ongoing business operations and opportunities; and the outcome of any legal proceedings that may be instituted against REV Group or Terex in connection with the Transaction.

Additional important factors relating to Terex and REV Group that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to the risks and contingencies detailed in Terex’s and REV Group’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

These factors are not necessarily all of the factors that could cause Terex’s, REV Group’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Terex’s, REV Group’s or the combined company’s results.

All forward-looking statements attributable to Terex, REV Group, or the combined company, or persons acting on Terex’s or REV Group’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Terex and REV Group do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Terex or REV Group updates one or more forward-looking statements, no inference should be drawn that Terex or REV Group will make additional updates with respect to those or other forward-looking statements. Further information regarding Terex, REV Group and factors that could affect the forward-looking statements contained herein can be found in Terex’s and REV Group’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, Terex will file with the SEC a Registration Statement on Form S-4 to register the shares of Terex common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of Terex and REV Group that also constitutes a prospectus of Terex. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Terex and REV Group.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING TEREX, REV GROUP, THE COMBINED COMPANY, the transaction and related matters.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Terex or REV Group through the website maintained by the SEC at http://www.sec.gov from Terex at its website, https://www.terex.com/ or from REV Group at its website, https://revgroup.com (information included on or accessible through either of Terex’s or REV Group’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Terex, REV Group, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Terex and REV Group and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of Terex and their ownership of Terex common stock can be found in the sections entitled “Executive Compensation Program”, “Executive Compensation Practices”, “Executive Compensation Components”, “Director Compensation”, “Executive Compensation Tables”, and “Security Ownership of Certain Beneficial Owners and Management” included in Terex’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 1, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000097216/000009721625000077/tex-20250401.htm); in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Terex’s directors and executive officers; and in other documents subsequently filed by Terex with the SEC. Information about the directors and executive officers of REV Group and their ownership of REV Group common stock is set forth in the sections entitled “Director Compensation”, “Security Ownership of Certain Beneficial Owners and Management”, and “Executive Compensation Tables” included in the definitive proxy statement for REV Group’s 2025 Annual Meeting of Stockholders, filed with the SEC on January 17, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001687221/000119312525008023/d874924ddef14a.htm); in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by REV Group’s directors and executive officers; and in other documents subsequently filed by REV Group with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”